# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlockchAIn Digital Infrastructure, Inc., CIK 0002070542
CUSIP: 093919108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1540 Broadway, Suite 1010, New York, New York (NY), 10036
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001909404

## Reporting persons
- Evergreen Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: BlockchAIn Digital Infrastructure, Inc.
Address of issuer's principal executive offices: 1540 Broadway, Suite 1010, New York, NY 10036

## Item 2. Person Filing
Name of person filing: Evergreen Capital Management LLC
Address of principal business office or, if none, residence: 156 W. Saddle River Road Saddle River, New Jersey 07458
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 to the Statement on Schedule 13G (this "Amendment No. 1") is to amend and supplement the Statement on Schedule 13G filed by the reporting person with the U.S. Securities and Exchange Commission on January 29, 2026 (the "Schedule 13G") in order to clarify that the Schedule 13G was an initial filing of a Statement on Schedule 13G rather than an amendment, as well as to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that the reporting person has ceased to be the beneficial owner of more than five percent of the outstanding shares of common stock, par value $0.0001 per share (the "Common Stock") and to amend Item 5 of the Schedule 13G accordingly. The reporting person no longer beneficially owns any shares of Common Stock of the issuer, and as a result this Amendment No. 1 constitutes an exit filing for the reporting person. The information required by this item with respect to the reporting person is set forth in Rows 5 through 9 and 11 of the cover page to this Amendment No. 1 and is incorporated herein by reference for the reporting person.

On March 16, 2026, pursuant to the Business Combination Agreement (the "Merger Agreement"), dated May 27, 2025, as amended, by and among Signing Day Sports, Inc., a Delaware corporation ("Signing Day Sports"), BlockchAIn Digital Infrastructure, Inc., a Delaware corporation ("BlockchAIn"), One Blockchain LLC, a Delaware limited liability company ("One Blockchain"), BCDI Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Holdings ("Merger Sub I"), and BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of BlockchAIn ("Merger Sub II"), Merger Sub I merged with and into Signing Day Sports, with Signing Day Sports surviving as a wholly-owned subsidiary of BlockchAIn, and Merger Sub II merged with and into One Blockchain, with One Blockchain surviving as a wholly-owned subsidiary of BlockchAIn. As a result of the merger transaction described above, this Amendment No. 1 reflects the current name of the issuer.

Jeffrey Pazdro is the Manager of the reporting person. As such, Mr. Pazdro may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) any securities of the issuer beneficially held by the reporting person. To the extent Mr. Pazdro is deemed to beneficially own such securities, Mr. Pazdro disclaims beneficial ownership of these securities for all other purposes.
Percent of class: 0.00
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

## Signatures
- Evergreen Capital Management LLC: /s/ Jeffrey Pazdro, Jeffrey Pazdro, Manager (05/11/2026)